SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated April 5, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated April 5, 2017, the company informed  the synthesis of the resolution in the ordinary general shareholders’ meeting assembly:

FIRST POINT: ELECTION OF TWO SHAREHOLDERS TO SUBSCRIBE THE ACT.
The designation of the representatives of the shareholders, ANSES FGS and IRSA Inversiones y Representaciones Sociedad Anónima was approved by a majority of votes to approve and sign the minutes of the Meeting.

SECOND POINT: CONSIDERATION OF THE PAYMENT OF AN ADVANCED DIVIDEND IN CASH, FOR THE CURRENT YEAR UP TO THE SUM OF THREE HUNDRED AND TEN MILLION PESOS ($ 310,000,000.-) AND CONSIDERATION OF THE SPECIAL BALANCE CLOSED AT DECEMBER 31, 2016 TAKEN AS A BASIS FOR ITS CALCULATION. AUTHORIZATIONS AND OTHER DOCUMENTATION IN ACCORDANCE WITH THE CURRENT REGULATIONS.-

It was approved by majority vote:

1.- The special financial statements closed as of December 31, 2016 and for the 6-month period corresponding to the current year, and which were taken as a basis for calculating the dividend proposed to this Shareholders' Meeting;

2.- The payment of a cash dividend in the amount of $ 310,000,000.- as an anticipated dividend and charged to the current year.

3.- Delegate in the board the implementation of the dividend according with the current law.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: April 5, 2017